UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rand Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05349Y104

(CUSIP Number)

James T. Barrett, Esq.

Edwards Wildman Palmer LLP

111 Huntington Avenue, Boston, MA 02199

(617) 239-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05349Y104

1.	Names of Reporting Persons. RWWI Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 05349Y104

1.	Names of Reporting Persons. Ampersand 2006 Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 05349Y104

1.	Names of Reporting Persons. AMP-06 Management Company Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 05349Y104

1.	Names of Reporting Persons. AMP-06 MC LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Statement

This Amendment No. 2 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Rand Worldwide, Inc. (the “Issuer”). This Amendment is being filed jointly by RWWI Holdings LLC (“Holdings LLC”), Ampersand 2006 Limited Partnership (“Fund 1”), AMP-06 Management Company Limited Partnership (“Fund 2”) and AMP-06 MC LLC (“Fund 3”, and together with Fund 1 and Fund 2, the “Funds”, and collectively with Holdings LLC, the “Reporting Persons”) to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 24, 2011, and as amended on September 29, 2014 (as amended, the “Schedule 13D”). Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

The Schedule 13D is hereby amended and supplemented by this Amendment as follows:

Item 4.	Purpose of Transaction

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follow:

On November 4, 2014, the Issuer announced the final results of its tender offer to purchase up to 27,530,816 shares of its Common Stock at a price of $1.20 per share, which expired at 5:00 p.m. New York City time on November 3, 2014, reporting that 25,849,945 shares of Common Stock had been validly tendered and not withdrawn. As a result, the Issuer accepted for purchase all shares of Common Stock that were validly tendered and not withdrawn in the tender offer, including the 25,232,682 shares of the Issuer’s Common Stock tendered by Holdings LLC, representing all of the shares that Holdings LLC beneficially owned as of the expiration of the tender offer.

As previously disclosed in the Schedule 13D, upon the Issuer’s acceptance of and payment for the shares tendered in the tender offer: (i) the two members of the Issuer’s board of directors who served as designees of Holdings LLC, Dr. Richard A. Charpie and Charles D. Yie, have resigned from the Board, (ii) independent director Manu Parpia has resigned from the Board, and (iii) Marc L. Dulude, the former Chairman and Chief Executive Officer of the Company, has stepped down from each of his positions at the Company, including from the Board. The Issuer has disclosed that it expects that Lawrence Rychlak, who currently serves as President and Chief Financial Officer and a director of the Issuer, will be appointed to serve as Chief Executive Officer, pending arrangement of final terms.

Except as set forth herein, the Reporting Persons have not formulated any plans or proposals that relate to, or would otherwise result in, any matter required to be disclosed pursuant to paragraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Amendment.

(b) The information required by Item 5(b) is incorporated herein by reference to the cover pages to this Amendment.

(c) Other than pursuant to the transactions described in Item 4 and Item 6, which are incorporated herein by reference, the Reporting Persons have not engaged in any transactions in any shares of Common Stock during the past 60 days.

(d) None.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock of the Issuer on November 4, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the sale by Holdings LLC of its shares in the tender offer, all rights and obligations of Holdings LLC under the Stockholders’ Agreement and the Registration Rights Agreement terminated in accordance with the terms of those agreements.

Item 7.	Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit 1   Joint Filing Agreement. Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 7, 2014	RWWI HOLDINGS LLC
	By:	Ampersand 2006 Limited Partnership, its Manager
	By:	AMP-06 Management Company Limited Partnership, its General Partner
	By:	AMP-06 MC LLC, its General Partner

	By:	/s/ Richard A. Charpie
Richard A. Charpie
Principal Managing Member

Date: November 7, 2014	AMPERSAND 2006 LIMITED PARTNERSHIP
	By:	AMP-06 Management Company Limited Partnership, its General Partner
	By:	AMP-06 MC LLC, its General Partner

	By:	/s/ Richard A. Charpie
Richard A. Charpie
Principal Managing Member

Date: November 7, 2014	AMP-06 MANAGEMENT COMPANY LIMITED PARTNERSHIP
	By:	AMP-06 MC LLC, its General Partner

	By:	/s/ Richard A. Charpie
Richard A. Charpie
Principal Managing Member

Date: November 7, 2014	AMP-06 MC LLC

	By:	/s/ Richard A. Charpie
Richard A. Charpie
Principal Managing Member

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement. Filed herewith.

Exhibit 2	Stock Purchase Agreement, dated as of September 26, 2014, by and between RWWI Holdings LLC and 3K Limited Partnership.*

*	Previously filed with Schedule 13D/A filed on September 29, 2014.